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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                            ______________________
                                  SCHEDULE TO
                                 (Rule 13e-4)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                            ______________________
                           KORN/FERRY INTERNATIONAL
        (Name of Subject Company (Issuer) and Filing Person (Offeror))
                            ______________________
  Options to Purchase Common Stock, Par Value $0.01 Per Share, of Korn/Ferry International and Stock Appreciation Rights under the Korn/Ferry International
 Performance Award Plan, Having an Exercise or Base Price of More than $13.00
                        (Title of Class of Securities)
                            ______________________
                                  500643 20 0
        (CUSIP Number of Class of Securities (Underlying Common Stock))
                            ______________________
                        Peter L. Dunn, General Counsel
                           Korn/Ferry International
                       1800 Century Park East, Suite 900
                        Los Angeles, California  90067
                                (310) 552-1834
           (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Person)

                                   Copy to:
                               Steven B. Stokdyk
                              Sullivan & Cromwell
                      1888 Century Park East, 21st Floor
                        Los Angeles, California  90067
                            ______________________
                           CALCULATION OF FILING FEE

           Transaction Valuation                 Amount of Filing Fee
              Not applicable*                      Not applicable*

* A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

[_] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

     Amount Previously Paid:   Not applicable.   Filing Party: Not applicable.
     Form or Registration No.: Not applicable.   Date Filed:   Not applicable.

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [_] third party tender offer subject to Rule 14d-1.
     [X] issuer tender offer subject to Rule 13e-4.
     [_] going-private transaction subject to Rule 13e-3.
     [_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]
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ITEM 12. EXHIBITS

     (a)(1) Email to employees holding options and stock appreciation rights granted under the Korn/Ferry International Performance Award Plan, dated February 25, 2002.

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